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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-16207~~

8-68299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/09/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eagle Ledge Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

724 W. Richmond Avenue
(No. and Street)

Clovis	CA	93619
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11020358

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chester Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle Ledge Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JOHN VERRASTRO
COMM. # 1903624
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
COMM. EXPIRES SEPT. 23, 2014

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EAGLE LEDGE CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

FROM THE PERIOD FROM INCEPTION (JUNE 9, 2009)
TO DECEMBER 31, 2010

EAGLE LEDGE CAPITAL, LLC

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
Eagle Ledge Capital, LLC

We have audited the accompanying statement of financial condition of Eagle Ledge Capital, LLC as of December 31, 2010 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (June 9, 2009) to December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Ledge Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (June 9, 2009) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

EAGLE LEDGE CAPITAL, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 61,821
Commissions receivable	25,355
Property and equipment, net of accumulated depreciation of $11	678
Other assets	5,639
Employee advance	5,000
	$ 98,493

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 499
	499
Members' equity	
Members' equity	97,994
Total members' equity	97,994
	$ 98,493

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC
Statement of Income
For the Period From Inception (June 9, 2009)
to December 31, 2010

Revenues	
Commissions income	$ 125,806
Other income	51,500
	177,306
Expenses	
Compensation and benefits	2,568
Commissions	4,545
Communications	2,651
Regulatory fees and expenses	21,639
Interest expense	118
Other expenses	113,514
	145,035
Income before income taxes	32,271
State income tax expense	800
Net Income	$ 31,471

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC
Statement of Changes in Members' Equity
From the Date of Inception (June 9, 2009)
to December 31, 2010

Balance at June 9, 2009	$ -0-
Capital contributions	89,276
Capital withdrawal	(22,753)
Net income	31,471
Balance at December 31, 2010	$ 97,994

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period From Inception (June 9, 2009)
to December 31, 2010

Balance at June 9, 2009	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2010	$	-0-

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC
Statement of Cash Flows
For the Period From Inception (June 9, 2009)
to December 31, 2010

Cash flows from operating activities:	
Net income	$ 31,471
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	11
Change in assets and liabilities:	
Increase in commissions receivable	(25,355)
Increase in other assets	(5,639)
Increase in employee advances	(5,000)
Increase in accounts payable and accrued expenses	499
Net cash provided (used) by operating activities	(4,013)
Cash flows from investing activities:	
Purchase of property and equipment	(689)
Net cash provided (used) by investing activities	(689)
Cash flows from financing activities:	
Capital contributions	89,276
Capital distributions	(22,753)
Net cash provided (used) by financing activities	66,523
Net increase in cash	61,821
Cash at beginning of period	-0-
Cash at end of period	$ 61,821
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ -0-
Interest	$ 118

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Eagle Ledge Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the customer's broker dealer would be handled by a clearing broker dealer. The Company also operates under the assumed name South Plains 401(k). The Company has not conducted any business under South Plains 401(k) as of December 31, 2010. The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations and the brokerage of securities. The Company's customers are primarily located throughout the United States.

The Company's activities during the period from inception (June 9, 2009) to December 31, 2010 were directed toward obtaining its status as a registered broker dealer in securities. The Company's membership with FINRA became effective in November 2009.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Revenues from program fees are recognized when all provisions of the contract between the Company and the client have been fulfilled. Expenses relating directly to programs are recognized when revenue is recorded. All other revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs are expensed as incurred. Advertising costs charged to expense were $6,615 for the period ended December 31, 2010 and are reflected in other expenses.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of approximately $86,677 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1. The SEC permits a ratio of no greater than 15 to 1.

Capital distributions to members can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable members to pay federal income taxes on profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Commitment and Contingencies

The Company has entered into a secondary clearing agreement with a FINRA member firm, which provides that all the funds and securities belonging to the Company's customers are subject to the terms of the other FINRA member's clearing agreement.

Note 4 - Commitment and Contingencies, continued

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2010 through February 23, 2011, the date the financial statements were available to be issued. During this period, the Company paid distributions to members in the amount of $17,352.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2010

Schedule I

EAGLE LEDGE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital		$ 97,994
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		97,994
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment	$ 678	
Other assets	5,639	
Employee advances	5,000	(11,317)
Net capital before haircuts on securities positions		86,677
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 86,677

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 499
Total aggregate indebtedness	$ 499

Schedule I (continued)

EAGLE LEDGE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 33
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 81,677
Excess net capital at 1000%	$ 86,627
Ratio: Aggregate indebtedness to net capital	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital are as follows:

Net capital per unaudited Focus IIA	$ 65,543
Increase in commission receivable	24,134
Increase in non-allowable assets	(3,000)
Net capital per the audited report	$ 86,677

Schedule II

EAGLE LEDGE CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker dealer on a fully disclosed basis.

Company's Clearing Firm: RBC Correspondent Services

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Period Ended December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Eagle Ledge Capital, LLC

In planning and performing our audit of the financial statements and supplemental information of Eagle Ledge Capital, LLC (the "Company"), as of and for the period from inception (June 9, 2009) ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2011